ROBERT E. JENKINS



October 29, 1997

Mr. Frank Simola

PowerCold Corporation
9408 Meadowbrook
Philadelphia, Pa. 19118

Dear Frank:

I recently received a document from you, or from someone in the Company, entitled "POWERCOLD CORPORATION CORPORATE RESOLUTION." The document recites that "a Meeting of the Board of Directors held on the 20th day of September 1997" adopted the resolutions set forth in the document. I did not attend any such meeting and did not receive any notice of such meeting. Obviously, I cannot indicate my support for the matters contained in the document just referred to, for the reason that I have not been provided with the necessary information by which I could make an informed decision whether of not to vote in favor of those matters.

As you can see from my September 24 letter, I am very concerned about the direction PowerCold appears to be headed and the lack of any communication with me as a director of the Company. It is now clear to me that the Company's board of directors is not functioning in a customary manner. To my knowledge, since I became a member of the Board of Directors I have received notice of only one Board meeting, which was the meeting held in December 1996 and which I did attend. As I have indicated to you before, this is too infrequent for a Board to meet. Since I have not been kept informed of the developments of the Company, I have never been in a position to know when meetings should have been called.

As you are aware, the Company has failed to pay, or cause to be paid, the federal payroll taxes with respect to the employees of Nauticon, which were due for the past two quarters, resulting in a delinquency of approximately $20,000 for the second quarter, and approximately $19,000 for the third quarter of this year, according to my best information. I believe Nauticon is near the point of bringing in some significant orders: however, the Company has not provided Nauticon with the capital necessary to continue operations. The lack of timely capital has been a continuing problem with Nauticon, despite our numerous requests to the Company and despite the assurances that were made to me when Nauticon was acquired by the Company.

Simola/Jenkins
October 29, 1997
Page 2

I am in disagreement with the practices of the Company in (i) allowing payroll taxes to become and remain delinquent, (ii) the untimely payment of its employees and vendors, (iii) the failure to keep the directors (at least the undersigned while I was a director) fully informed concerning the material developments and activities of the Company, (iv) the failure to have significantly more frequent meetings of the Company, and (v) not capitalizing the operations of its subsidiary, Nauticon, in a timely manner. All the above has been exacerbated by the recent revelation of the resignation of Robert D. Kledges as PowerCold's Secretary and General Council, the resignation of Cooper's and Lybrand as PowerCold's Corporate Accountant, and your answers or lack therof to my letter of September 24.

For the above reasons, I have decided to resign, and I do hereby resign, from all positions I have as an officer and/or director of PowerCold Corporation and any of its subsidiaries.

I request that this letter be disclosed in a timely filed Form 8-K report of the Company, as required by Item 6 thereof.


Sincerely,

/s/Robert E. Jenkins
Robert E. Jenkins


This letter was hand delivered on __Oct. 30,___ 1997 to Francis l. Simola, President and CEO of PowerCold Corporation, who acknowledges its receipt by his signature hereon.

/s/F Simola
-----------------------
Francis L. Simola